UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Orion Energy Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

686275108

(CUSIP Number)

MR. DAVID L. KANEN

KANEN WEALTH MANAGEMENT, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2250

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 4, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686275108

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,109,553
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,109,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,109,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

IA, PN

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CUSIP No. 686275108

1	NAME OF REPORTING PERSON

PHILOTIMO FOCUSED GROWTH AND INCOME FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		554,357
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

554,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

554,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP No. 686275108

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,667,002
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,667,002
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,667,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

IA, OO

4

CUSIP No. 686275108

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,667,002
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,667,002
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,667,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 686275108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,109,553 Shares beneficially owned by Philotimo is approximately $1,775,932, including brokerage commissions. The aggregate purchase price of the 554,357 Shares beneficially owned by PHLOX is approximately $877,123, including brokerage commissions. The aggregate purchase price of the 3,092 Shares held in the Managed Account is approximately $5,101, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 3, 2023, the Reporting Persons and Charles McDulin entered into a cooperation agreement (the “Agreement”) with the Issuer. Pursuant to the Agreement, the Board of Directors of the Issuer (the “Board”) agreed, among other things, to increase the size of the Board and appoint Mr. McDulin as a Class II director with a term expiring at the Issuer’s 2024 annual meeting of shareholders (the “2024 Annual Meeting”).

Under the terms of the Agreement, the Reporting Persons have agreed to abide by customary standstill restrictions until fifteen days prior to the deadline for submission of a notice of shareholder nomination of individuals for election as directors of the Issuer at the 2024 Annual Meeting (the “Standstill Period”); provided that if the Board offers to nominate Mr. McDulin for election to the Board at the 2024 Annual Meeting and Mr. McDulin agrees to stand for election to the Board at the 2024 Annual Meeting, then the Standstill Period will be automatically extended for such period as Mr. McDulin remains on the Board. The Reporting Persons have also agreed to vote their shares (a) in favor of the slate of directors recommended by the Board, (b) against the removal of any of the Issuer’s directors and (c) in accordance with the Board’s recommendation with respect to any other matter brought to an annual or special meeting of the Issuer’s stockholders. During the Standstill Period, the Reporting Persons also agreed not to acquire beneficial ownership of, or economic exposure to, more than 10.0% of the outstanding shares of the Issuer.

The parties also agreed to customary mutual non-disparagement obligations, and the Issuer agreed to reimburse the Reporting Persons for their reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with the negotiation and execution of the Agreement, up to a cap of $25,000 in the aggregate.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is incorporated by reference as Exhibit 99.1 hereto and is incorporated herein by reference.

6

CUSIP No. 686275108

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 31,984,645 Shares outstanding as of October 31, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

A.	Philotimo
(a)	As of the close of business on January 6, 2023, Philotimo beneficially owned 1,109,553 Shares.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,109,553
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,109,553
(c)	Philotimo has not entered into any transactions in the Shares during the past sixty days.
B.	PHLOX
(a)	As of the close of business on January 6, 2023, PHLOX beneficially owned 554,357 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 554,357
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 554,357
(c)	PHLOX has not entered into any transactions in the Shares during the past sixty days.
C.	KWM
(a)	As of the close of business on January 6, 2023, KWM beneficially owned 1,667,002 Shares, consisting of (i) the 1,109,553 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (ii) the 554,357 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX and (iii) 3,092 Shares held in the Managed Account.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,667,002
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,667,002
(c)	KWM has not entered into any transactions in the Shares during the past sixty days.
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CUSIP No. 686275108

D.	Mr. Kanen
(a)	As of the close of business on January 6, 2023, Mr. Kanen, as managing member of KWM, may be deemed to beneficially own the 1,667,002 Shares beneficially owned by KWM.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,667,002
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,667,002
(c)	Mr. Kanen has not entered into any transactions in the Shares during the past sixty days.

KWM, in its role as investment manager to the Managed Account, to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer’s Shares held in the Managed Account.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 3, 2023, Kanen and the Issuer entered into the Agreement as defined and described in Item 4 above and incorporated by reference as Exhibit 99.1 hereto. The Agreement is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Cooperation Agreement, dated January 3, 2023 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on January 4, 2023).

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CUSIP No. 686275108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2023

Kanen Wealth Management, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Fund, LP

By:	Kanen Wealth Management, LLC, its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Focused Growth and Income Fund

By:	Kanen Wealth Management, LLC, its investment adviser

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
David L. Kanen

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